
05007437

律師事務所


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
183
SECTION

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

15 April 2005

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 8 April, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Michelle Li

Encl.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 8, 2005

1. News released on 12 April 2005-CSCL-Quarterly Operational Summary for the First Quarter ended 31 March 2005
2. News released on 14 April 2005: CSDC-Book Close Dates

SOUTH CHINA MORNING POST 12 APR 2005

B6



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

Quarterly Operational Summary for the First Quarter ended 31 March 2005

The Board is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2005.

Quarterly Operational Summary
The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2005. Total container volume was 1,024,087 TEUs, representing an increase of 26.6% as compared to the same period last year. Total revenues increased by 38.7% to RMB6,226,322,000 as a result of the increase in container volume coupled with an increase in average freight rate by 9.6% as compared to the same period last year of RMB5,549/TEU to RMB6,080/TEU in the first quarter of 2005.

	CONTAINER VOLUME (TEU)			TOTAL REVENUE (RMB'000)		
Principal market	**Q1 2005**	**Q1 2004**	**change**	**Q1 2005**	**Q1 2004**	**change**
America	229,289	187,791	+22.1%	2,111,685	1,625,190	+29.9%
Europe/Mediterranean	273,250	202,235	+35.1%	2,425,491	1,603,556	+51.3%
Australia	40,608	38,781	+4.7%	297,972	264,412	+12.7%
East and Southeast Asia	140,386	108,900	+28.9%	466,166	288,680	+61.5%
China domestic	318,203	245,041	+29.9%	502,985	408,879	+23.0%
Others	22,351	26,338	-15.1%	422,023	299,027	+41.1%
Total	1,024,087	809,086	+26.6%	6,226,322	4,489,744	+38.7%

In the first quarter of 2005, 3 new vessels, each with a capacity of more than 4,000 TEU, totaling 18,406 TEU were delivered as scheduled. The Group's fleet capacity was increased from 254,207 TEU at the beginning of 2005 by 6.7% to 271,203 TEU at the end of the first quarter. It is expected that during the second to the fourth quarters in 2005, fleet capacity will increase by 76,692 TEU as scheduled (including 17 vessels each with a capacity of more than 4,000 TEU and an aggregate capacity of 75,422 TEU). By the end of 2005, the Group's fleet capacity is expected to increase to 347,895 TEU, representing an increase of 36.9% from the beginning of the year. With the deployment of new vessels in the first quarter, average cost has been reduced and operating efficiency has increased.

	CAPACITY INCREASE			
Vessel Type over 4,000 TEU	**Q1 2005 (already delivered)**	**Q2 2005 (expected to be delivered)**	**Q3 2005 (expected to be delivered)**	**Q4 2005 (expected to be delivered)**
8,468 TEU	1	–	–	–
5,688 TEU	1	–	1	–
5,117 TEU	–	2	–	–
4,250 TEU	1	5	6	3
Total no. of vessels	3	7	7	3
Total (TEU)	18,406	31,484	31,188	12,750

Caution Statement
The Board wishes to remind investors that the operational summary for the first quarter ended 31 March 2005 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. **Investors are cautioned not to rely unduly on the operational summary for the first quarter ended 31 March 2005. In the meantime, investors are advised to exercise caution when dealing in the shares of the Company.**

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
11 April 2005

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Mingyi and Mr. Zhang Guofa, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3
File No. 82-34857

A48 經濟日報 14 APR 2005

香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



中海發展股份有限公司
China Shipping Development Company Limited

（於中華人民共和國註冊成立的股份有限公司）
（股份代號：1138）

暫停辦理股份過戶日

謹此提述中海發展股份有限公司（「本公司」）於2005年4月7日刊發有關將於二零零五年五月三十日舉行的股東週年大會（「股東週年大會」）暫停截止辦理股份過戶日的公告。本公司董事會謹此澄清二零零五年四月二十九日（星期五）至二零零五年五月三十日（星期一）（包括首尾兩天）暫停辦理H股股份過戶登記日亦適用於本公司年度紅利派發。為有權得到年度紅利派發，股份過戶檔最遲須於二零零五年四月二十八日（星期四）下午四時正前交回本公司的H股股份過戶登記處香港證券登記有限公司（地址：香港灣仔皇后大道東183號合和中心17樓1712-1716室）。

謹此提述本公司於2005年4月7日刊發有關將於二零零五年五月三十日舉行的股東週年大會暫停截止辦理股份過戶日的公告。本公司董事會謹此澄清二零零五年四月二十九日（星期五）至二零零五年五月三十日（星期一）（包括首尾兩天）暫停辦理H股股份過戶登記日亦適用於本公司年度紅利派發。為有權得到年度紅利派發，股份過戶檔最遲須於二零零五年四月二十八日（星期四）下午四時正前交回本公司的H股股份過戶登記處香港證券登記有限公司（地址：香港灣仔皇后大道東183號合和中心17樓1712-1716室）。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2005年4月13日

中國上海

* 於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、孫治堂先生、王大雄先生、茅士家先生、王琨和先生及姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。

B37 THE STANDARD

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

Book Close Dates

Reference is made to the announcement of China Shipping Development Company Limited (the "**Company**") dated 7 April 2005 which sets out, inter alia, the book close dates for the annual general meeting of the Company scheduled to be held on 30 May 2005 ("**AGM**"). The board of directors of the Company (the "**Board**") would like to clarify that the book close dates for the AGM of Friday, 29 April 2005 to Monday, 30 May 2005 (both dates inclusive) also apply to the Company's payment of its final dividend. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 28 April 2005.

Reference is made to the announcement of the Company dated 7 April 2005 which sets out, inter alia, the book close dates for the AGM. The Board would like to clarify that the book close dates for the AGM of Friday, 29 April 2005 to Monday, 30 May 2005 (both dates inclusive) also apply to the Company's payment of its final dividend. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 28 April 2005.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

13 April 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*